SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 2nd July 2003

                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





July 2, 2003


                           BP 2Q 2003 TRADING UPDATE

This trading update is aimed at providing an overview of the revenue and trading conditions experienced by BP during the second quarter ending June 30, 2003. The second quarter margin, price, realisation, cost and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on July 29, 2003. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Exploration and Production



Marker prices
                                                       2Q'03    1Q'03    2Q'02

Brent dated ($/bbl)                                    26.03    31.47    25.07

WTI ($/bbl)                                            29.02    34.00    26.30

ANS USWC ($/bbl)                                       27.04    33.16    25.04

US gas Henry Hub first of month index ($/mmbtu)         5.40     6.53     3.38

UK gas price - National Balancing Point (p/therm)      17.44    21.28    12.10



Compared to 1Q'03, liquid realisations are expected to move broadly in line with the change in marker prices. Compared to 1Q'03, the Henry Hub gas marker price is expected to decrease by $1.13/mmbtu. However, US gas realisations are expected to decrease by a smaller amount due to a narrowing of basin differentials.

Gas, Power and Renewables

North American gas marketing margins are expected to be significantly lower than 1Q'03 as gas price volatility has decreased. NGL margins are anticipated to be lower than 1Q'03 in line with normal seasonality.

Refining and Marketing

Refining Indicator Margins ($/bbl)



                                                 2Q'03       1Q'03       2Q'02

USA

- West Coast                                      6.34        6.77        4.46

- Gulf Coast                                      3.59        6.14        2.62

- Midwest                                         4.73        4.14        3.76

North West Europe                                 2.15        3.70        0.59

Singapore                                         0.67        2.98        0.18

Refining Global Indicator Margin* ($/bbl.)        3.27        4.52        2.05



*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

2Q'03 refining margins are expected to be lower than 1Q'03. The marketing environment is projected to be up in 2Q'03 versus both 1Q'03 and 2Q'02 due to falling oil prices and despite continuing economic slowdown.

Petrochemicals

Weighted Chemicals Indicator Margin ($/te)



2Q'03              1Q'03                             4Q'02               2Q'02

n/a            90 (prov)                               108                 109



*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nextant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

Petrochemical margins in 2Q'03 are expected to be better than in 1Q'03 as feedstock costs fell during the quarter, though this benefit will be partially offset by reduced product demand in Asia.

Stock Purchases

During the quarter the company purchased for cancellation 144 million of its shares at a cost of around $1 billion. Shares in issue as at July 1, 2003 were 22,102 million.




                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 2nd July 2003                          /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary